UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FRONTIER COMMUNICATIONS PARENT, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35909D109
(CUSIP Number)

Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100 Attn: Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15672X102
1.	Names of Reporting Persons:
Cerberus Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC/OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization Delaware, United States

Number of	7. Sole Voting Power:	24,184,559*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	24,184,559*
Person With	10. Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
24,184,559*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%*
14.	Type of Reporting Person (See Instructions) IA

* There were 248,552,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of Frontier Communications Parent, Inc., a Delaware corporation (the “Company”), issued and outstanding as of April 29, 2024, based upon the information disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2024. As of the filing date of this Schedule 13D Amendment No. 1 (the “Filing Date”), funds managed by Cerberus Capital Management, L.P. and/or its investment management affiliates (the “Reporting Person”) own in the aggregate 24,184,559 shares of the Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, the Reporting Person may be deemed to beneficially own 24,184,559 shares of the Common Stock, or 9.7% of the shares of the Common Stock deemed issued and outstanding as of such date.

Item 1. Security and Issuer.

Item 1 is amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Frontier Communications Parent, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1919 McKinney Avenue, Dallas, Texas, 75201.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

There were 248,552,000 shares of the Common Stock issued and outstanding as of April 29, 2024, based upon the information disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2024. As of the filing date of this Schedule 13D Amendment No. 1 (the “Filing Date”), funds managed by the Reporting Person own, in the aggregate, 24,184,559 shares of the Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company reported in this Schedule 13D. Thus, as of the Filing Date, the Reporting Person may be deemed to beneficially own 24,184,559 shares of the Common Stock, or 9.7% of the shares of the Common Stock deemed issued and outstanding as of such date.

The following table sets forth the purchases, each of which were purchases effected in ordinary brokerage transactions, with respect to the shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof during the sixty (60) days prior to the Filing Date:

Date	Number of Shares of the Common Stock	Purchase Price Per Share
April 19, 2024	20,000	$21.86
April 22, 2024	10,000	$21.49

Except as set forth in this Schedule 13D, during the sixty (60) days prior to the Filing Date, there were no purchases or sales of the shares of the Common Stock, or securities convertible into or exchangeable for shares of the Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting or dispositive control over the securities thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

One or more of the Cerberus Funds (the “Contributing Funds and Accounts”) have contributed to Cerberus Frontier Holdings LLC, a special purpose entity wholly owned by the Contributing Funds and Accounts (the “Borrower”), 16,647,026 shares of the Common Stock reported herein (the “Pledged Shares”). On June 7, 2024, the Pledged Shares were pledged by the Borrower to Banco Santander, S.A. pursuant to a loan agreement to secure the repayment of amounts borrowed under the loan agreement. The Reporting Person, indirectly through its ownership and control of the non-member Manager of the Borrower, has retained all voting rights with respect to the Pledged Shares, and the Borrower is entitled to receive all dividends with respect to the Pledged Shares.

Except as set forth above, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the shares of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2024

Cerberus Capital Management, L.P.

By:	/s/ Alexander D. Benjamin
Alexander D. Benjamin, Senior Managing Director and Chief Legal Officer

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001).